Exhibit-8.1

List of significant subsidiaries of ReNew Global Energy Plc as of March 31, 2024

S. No	Name	Jurisdiction of incorporation
1	ReNew Private Limited (Formerly known as ReNew Power Private Limited)	India
2	ReNew Wind Energy (Sipla) Private Limited	India
3	ReNew Green Energy Solutions Private Limited	India
4	Ostro Kannada Power Private Limited	India
5	ReNew Energy Markets Private Limited (Formerly known as ReNew Vayu Power Private Limited)	India
6	ReNew Solar Power Private Limited	India
7	ReNew Akshay Urja Limited	India
8	ReNew (Jharkhand One) Private Limited	India
9	RENSERV Global Private Limited (Formerly known as ReNew Services Private Limited)	India
10	Renew Surya Roshni Private limited	India
11	ReNew Jal Urja Private Limited	India
12	India Clean Energy Holdings	Mauritius
13	Diamond II Limited	Mauritius